UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

EXELON CORPORATION

(a Pennsylvania Corporation)

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

(312) 394-7398

(Name of the issuer of the securities held pursuant to

the Plan and the address of its principal executive offices)

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

INDEX TO FORM 11-K

Page No.
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits As of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2008	3

Notes to Financial Statements	4 -17

Supplemental Schedules:

Schedule of Assets (Held at End of Year) As of December 31, 2008	18

Note:    All other schedules of additional information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit Index	19

Signatures	20

Exhibits	21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

    Exelon Corporation Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Exelon Corporation Employee Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois

May 18, 2009

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2008	December 31, 2007
ASSETS

Investments:
Interest in Investments of the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)
Exelon Corporation common stock	$393,998,073	$466,375,439
Registered investment companies	1,160,451,630	2,012,806,002
Common / collective trust funds, including short-term investment funds	1,068,498,368	1,245,284,159

Total interest in investments of Master Trust at fair value	2,622,948,071	3,724,465,600

Other net assets (liabilities) of Master Trust:
Due from brokers for securities sold	7,955,154	—
Accrued dividends and interest	12,802	32,800
Other receivables	1,132,129	5,100,817
Due to brokers for securities purchased	—	(3,304,361)
Other payables	(6,324,409)	(93,061)
Short-term borrowings	(2,977,485)	—

Total interest in net assets of Master Trust at fair value	2,622,746,262	3,726,201,795

Adjustment from fair value to contract value for fully benefit responsive investment contracts	19,285,987	3,133,667

Total interest in Exelon Corporation Defined Contribution Retirement Plans Master Trust	2,642,032,249	3,729,335,462

Participant loans	75,721,977	74,294,034

Total investments	2,717,754,226	3,803,629,496

Receivables
Participants' contributions	1,189,157	3,188,963
Employer's contributions	522,745	1,478,957

Total receivables	1,711,902	4,667,920

Total Assets	2,719,466,128	3,808,297,416

LIABILITIES
Accrued administrative expenses	—	670,504

Total liabilities	—	670,504

NET ASSETS AVAILABLE FOR BENEFITS	$2,719,466,128	$3,807,626,912

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2008
ADDITIONS

Contributions
Participant	$133,987,754
Employer	66,287,071
Rollovers	8,575,913

Total contributions	208,850,738

Investment income (loss)
Plan interest in investment income/(loss) from the Exelon Corporation Defined Contribution Retirement Plans Master Trust
Dividends on Exelon Corporation common stock	13,331,984
Dividend and interest income from registered investment companies and common / collective trust funds	92,641,364
Net depreciation in fair value of investments	(1,200,425,081)

Total plan interest in investment loss from the Exelon Corporation Defined Contribution Retirement Plans Master Trust	(1,094,451,733)

Interest income from participant loans	6,104,854

Total investment loss	(1,088,346,879)

Total contributions net of investment loss	(879,496,141)

DEDUCTIONS
Withdrawals by participants	209,944,806
Administrative expenses	497,084

Total deductions	210,441,890

Net decrease before transfers	(1,089,938,031)
Net assets transferred from other plans	1,777,247

Net decrease after transfers	(1,088,160,784)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,807,626,912

End of year	$2,719,466,128

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Plan Description. The following description of the Exelon Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

a. General. The Plan was established by Commonwealth Edison Company, effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. On March 30, 2001, the Commonwealth Edison Employee Savings and Investment Plan was combined with the PECO Energy Company Employee Savings Plan to become the Exelon Corporation Employee Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”).

Exelon Corporation (“Exelon” or “the Corporation”) is the sponsor of the Plan. The Corporation’s Director of Employee Benefit Plans and Programs is the administrator of the Plan (the “Plan Administrator”). The Plan Administrator has the responsibility for day-to-day administration of the Plan. An investment committee (the “Investment Committee”) appointed by the Governance Committee of the Corporation’s Board of Directors is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed under the Exelon Corporation Defined Contribution Retirement Plans Master Trust (the “Master Trust”). Fidelity Management Trust Company (the “Trustee”) is the Plan trustee and recordkeeper.

Generally, any regular employee whose employment is subject to a collective bargaining agreement that provides for participation in the Plan and any regular non-represented employee of a subsidiary of Exelon that is designated by Exelon as participating in the Plan (such subsidiary referred to individually as a “Company” and such subsidiaries referred to collectively as the “Companies”) is eligible to elect to participate in the Plan. There were 25,026 and 23,487 Plan participants at December 31, 2008 and 2007, respectively.

b. Contributions. The Plan permits salaried, non-represented hourly and participating represented employees to contribute between 1% and 50% of eligible pay each pay period on a pre-tax basis, an after-tax basis, a Roth basis or a combination of the three, subject to certain Internal Revenue Service (“IRS) limitations. Such employees receive a Company matching contribution at a rate of 100% of the first 5% of contributions (whether pre-tax, after-tax, or Roth) per pay period.

Participating represented employees include employees represented by: International Brotherhood of Electrical Workers (“IBEW”) 614; Utility Workers of American (“UWA”) Local 369; Security, Police & Fire Professionals of America (“SPFPA”) Locals 228 and 328; Service Employees International Union (“SEIU”) Local 1; United Government Security Officers of America (“UGSOA”) Locals 12, 17 and 18; United Security Services Union (“USSU”) Local 1. As a result of the collective bargaining agreement by and between Exelon and IBEW Local 15 effective on October 31, 2008, the contribution provisions above apply to employees represented by IBEW Local 15 effective with the first payroll period in 2009.

During 2008, the Plan permitted employees represented by IBEW Local 15 to contribute between 1% and 15% of the sum of their normal base pay plus certain overtime on a pre-tax basis and between 1% and 10% on an after-tax basis, subject to certain IRS limitations. Although the Plan permitted contributions of up to 15% of pay on a pre-tax basis and up to 10% of base pay on an after-tax basis, the combined maximum employee contributions could not exceed 20% of pay. The Companies matched the contributions at a rate of 100% of the first 2% contributed per pay period, 84% of the following 1% contributed per pay period, 83% of the following 2% contributed per pay period and 25% of the following 1% contributed per pay period in 2008.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level.

c. Investment Options. The Plan’s investments are held in the Master Trust, which was established in 2006, for the investments of the Plan and other Company savings plans sponsored by Exelon Corporation. The Plan investments are fully participant-directed, and the Plan is intended to satisfy Section 404(c) of ERISA. The investment options provided under the Plan are described as follows:

The Exelon Corporation Stock Fund is required to be invested in Exelon Corporation common stock, except for short-term investments or short-term borrowings used to meet the fund’s liquidity needs. The actual amount of short-term investments or borrowings on any given business day will vary with the amount of cash awaiting investment and participant activity of the fund (contributions, redemptions, exchanges and withdrawals).

The UBS Diversified Fund is a global balanced asset allocation collective fund. The fund is a broadly diversified portfolio of stocks, bonds, real estate and private market investments in the United States and a broad range of other countries, including a small allocation in emerging markets. The fund is invested in the Multi-Asset Portfolio offered through UBS Global Asset Management Trust Company and UBS Global Asset Management. The fund is actively managed within an asset allocation framework that encompasses the full range of market, currency and security exposures within the world capital markets.

The Fidelity Managed Income Portfolio II – Class 3 (“MIP II”), managed by the Trustee, invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of MIP II is invested in a money market fund to provide daily liquidity. Other investment contracts (“wrap contracts”) are purchased in conjunction with an investment in MIP II in fixed income securities, which may include United States treasury bonds, corporate bonds or mortgage-backed securities and bond funds. (See Note 2d – Fully Benefit Responsive Investment Contracts and Note 4 – Risks and Uncertainties for more information regarding this fund’s wrap contracts.)

The Fidelity Growth Company Fund is a mutual fund invested primarily in common stock of companies with earnings or gross sales that indicate the possibility for above-average growth. These may be companies of any size and may include newly established companies and less well-known companies in emerging areas of the economy.

The Fidelity Low-Priced Stock Fund is a growth mutual fund. This fund seeks capital appreciation and invests mainly in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. Generally, “low-priced” is considered $35 or less at time of purchase. These often are stocks of smaller, less well-known companies.

The Fidelity Contrafund is a growth mutual fund that seeks to provide capital appreciation. The fund invests primarily in common stocks of domestic and foreign issuers. The fund invests in securities of companies whose value the manager believes is not fully recognized by the public.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Morgan Stanley Institutional Fund, Inc. International Equity Portfolio – Class A is a growth-oriented mutual fund that invests in stocks of companies based outside the United States. It tries to increase the value of investments over the long term through growth of capital by investing primarily in equity securities of companies domiciled in developed markets outside of the United States.

The Legg Mason Value Equity Collective Investment Fund is a large-cap equity investment option that uses the value approach to investing. This fund invests in stocks that the advisor believes are undervalued and, therefore, offer above-average potential for capital appreciation.

The PIMCO Total Return Fund – Institutional Class is an income mutual fund with the goal to provide a high total return that exceeds general bond market indices. The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years), investments may also include short- and long-maturity bonds.

The T. Rowe Price Capital Appreciation Fund is a growth mutual fund that seeks to maximize long-term capital appreciation by investing primarily in equities. The fund invests primarily in common stocks and may hold fixed income and other securities to help preserve principal value in uncertain declining markets. The fund invests primarily in the common stocks of established U.S. companies believed to have above-average potential for capital growth.

The T. Rowe Price High Yield Fund is an income mutual fund with the goal to provide high current income and, secondarily, capital appreciation. The fund normally invests at least 80% of its total assets in a diversified portfolio of high-yield corporate, or “junk” bonds, income producing convertible securities and preferred stocks. The dollar-weighted average maturity generally is expected to be in the 6 to 10 year range.

The Northern Trust Daily Small Cap Equity Index Fund is a small company collective index fund managed by Northern Trust Global Investments. The fund invests primarily in common stocks in the small to mid-cap sector of the U.S. equity markets with the goal of approximating the risk and return characteristics of the Dow Jones Wilshire 4500 Completion Index. The Wilshire 4500 is an unmanaged market capitalization-weighted index that represents substantially all U.S. equity issues with readily available prices, excluding components of the S&P 500.

The Northern Trust Daily EAFE Index Fund is a collective international index fund managed by Northern Trust Global Investments that invests in its own Collective Daily Funds—the Japan Index Fund, United Kingdom Index Fund, Continental Europe Index Fund and Southwest Pacific Index Fund—in proportional weights to the Morgan Stanley Capital International EAFE (Europe, Australasia, Far East) Index. The EAFE Index is an unmanaged market capitalization-weighted index representing stocks of companies within 21 developed countries outside of the U.S. and Canada.

The BGI Equity Index Fund – Class T is a growth and income commingled fund managed by Barclays’ Global Investors, N.A. that invests primarily in the broadly diversified common stocks of the 500 companies that make up the S&P 500. The fund holds each stock in the same proportion in which it is represented in the index, which means it is weighted by stock price multiplied by shares outstanding. Stocks are selected based on the composition of the index rather than according to subjective opinions about individual companies or industries.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The BGI U.S. Debt Index Fund – Class K is a fund managed by Barclays’ Global Investors, N.A. that invests in bonds within the U.S. The fund invests in investment-grade securities with maturities of at least one year, including U.S. Treasury and U.S. agency securities, corporate bonds, asset-backed and mortgage-backed securities. The fund will invest in these types of investments in approximately the same proportion as the Barclays Capital Aggregate Bond Index. This index is a broad unmanaged index that measures the aggregate performance of the U.S. market for investment-grade bonds.

The American Beacon Large Cap Value Fund – Institutional Class is a fund managed by American Beacon Advisors, Inc., that seeks to provide long-term capital appreciation and current income. The fund invests at least 80% of the fund’s net assets in equity securities of large market capitalization companies. These companies generally will have capitalizations similar to market capitalizations of companies in the Russell 1000 Index at the time of investment. The fund seeks to identify securities that the sub-advisors believe to be undervalued.

The Pennsylvania Mutual Fund – Investment Class is a fund managed by Royce and Associates, LLC, which seeks to provide long-term capital growth. The fund primarily invests in a broadly diversified portfolio of equity securities issued by both small and micro-cap companies that it believes are trading significantly below its estimate of their current worth.

The Vanguard Target Retirement Funds are asset allocation funds managed by the Vanguard Group that invest in a collection of other Vanguard index mutual funds, seeking to provide growth of capital and current income. For funds with a target retirement date, the funds’ asset allocations will become more conservative over time according to an asset allocation strategy designed for investors planning to retire in or within a few years of the specified target retirement date. These Vanguard funds are listed below, and also include the Vanguard Target Retirement Income Fund, designed to provide current income and some capital appreciation for investors currently in retirement.

Vanguard Target Retirement Income Fund

Vanguard Target Retirement 2005 Fund

Vanguard Target Retirement 2010 Fund

Vanguard Target Retirement 2015 Fund

Vanguard Target Retirement 2020 Fund

Vanguard Target Retirement 2025 Fund

Vanguard Target Retirement 2030 Fund

Vanguard Target Retirement 2035 Fund

Vanguard Target Retirement 2040 Fund

Vanguard Target Retirement 2045 Fund

Vanguard Target Retirement 2050 Fund

d. Discontinued Fund. Each year, the Investment Committee comprehensively reviews the investment options provided under the Plan, and provides recommendations to the Corporation as to whether any funds should be discontinued. Based on these reviews, Exelon discontinued offering the following fund:

The Legg Mason Value Trust Fund – Institutional Class was discontinued as of December 5, 2008. Assets not previously transferred to other investment options by participants were transferred to the Legg Mason Value Equity Collective Investment Fund.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

e. Participant Loans. A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year (with a maximum of five loans outstanding at any time) and the loan shall not be less than $1,000. The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant’s vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For a general purpose loan, the maximum period is five years. For a home loan, the maximum term is fifteen years and the minimum is five years. The interest rate on all loans is the prime rate for commercial loans plus 1%. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable. In the event a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution. To date, the Plan has not experienced any significant collectability issues with participant loans.

f. Vesting of Participants’ Accounts. A participant’s accounts are fully vested at all times.

g. Withdrawals by Participants While Employed. A participant may withdraw up to the entire balance of the participant’s after-tax contributions account once each calendar year. After making such a withdrawal, the participant must wait six months before making a new election to resume contributions to the Plan. A participant may also withdraw up to an amount equal to the balance in his or her rollover account.

A participant may make withdrawals from the participant’s before-tax contributions, but only if the participant has attained age 59  1/2 or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations there under. Financial hardship withdrawals from a before-tax contributions account suspend the participant’s right to make contributions to the Plan for six months.

While any loan to the participant remains outstanding, the amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.

h. Distributions upon Termination of Employment. Upon termination of employment, including the retirement, total disability or death of a participant, distribution of the balances of the participant’s after-tax contributions account, before-tax contributions account, Roth contributions, rollover account and employer matching contributions account is made to the participant or, in the event of the participant’s death, to the participant’s designated beneficiary or beneficiaries. Such distribution will be made, as elected by the participant, in the form of either a lump-sum payment or in substantially equal annual installments over a period not exceeding the lesser of 15 years or the life expectancy of the participant or beneficiary. A participant may elect to defer distributions until age 70- 1/2. If the value of a participant’s account is less than $1,000, the participant will receive a lump sum distribution from the Plan upon termination of employment. If the value of a participant’s account is greater than $1,000, the participant can leave his or her account in the Plan. Generally, distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59- 1/2, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

i. Plan Costs. A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns. However, through March 31, 2008, UBS Diversified Fund’s quarterly management fees of $497,084 were charged to the plan and proportionately allocated to the accounts of participants invested in the fund. Effective April 1, 2008, the fees instead reduce a participant’s daily investment earnings from that fund.

Plan administration fees cover the day-to-day expenses of administering the Plan, and may be charged directly to a participant’s account or covered by a portion of the asset-based fees deducted directly from investment returns. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans), and are charged directly against a participant’s account balance.

j. Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of (i) the Companies’ corresponding contributions and (ii) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

k. Employee Stock Ownership Plan. If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Plan recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to early withdrawal penalty.

2. Summary of Significant Accounting Policies.

a. General. The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America, for recording contributions from participants and employers, income from investments, purchases and sales of investments and administrative expenses. Withdrawals are recorded when paid.

b. Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

c. Reclassifications. Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect net assets available for benefits.

d. Fully Benefit Responsive Investment Contracts. The investments of the Fidelity Managed Income Portfolio II include fully benefit responsive investment (“wrap”) contracts. The objective of investing in wrap contracts is to ensure this fund’s ability to distribute benefits at “contract value”, which is equal to a participant’s principal balance plus accrued interest. In a typical wrap contract, the issuing bank or insurance company agrees to pay a fund the difference between the contract value and the market value of the underlying assets once the market value of the fund has been totally exhausted, provided all the terms of the wrap contract have been met. Wrap contracts may include terms that establish limits on the fund’s investments, such as maximum duration limits, minimum credit standards, and diversification requirements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is the discount rate that equates the estimated future market value with the fund’s current contract value and is reset quarterly. The crediting rate may be impacted by factors that include: contributions, withdrawals by participants, the current yield and duration of the assets underlying the contract, and the existing difference between the fair value of the securities and the contract value of the assets within the insurance contract.

To the extent the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and the future crediting rate may be higher than the current market rates. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The market value yield on the underlying investments and the contract value yield credited to participants were 3.40% and 3.48%, respectively, for 2008 and 4.69% and 4.64%, respectively, for 2007.

The American Institute of Certified Public Accountants Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans” as amended by Financial Accounting Standards Board Staff Position No. AAG INV-1, “Reporting for Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans,” requires the Statement of Net Assets Available for Benefits to present the fair value of investment contracts, as well as the adjustment from fair value to contract value for fully benefit responsive investment contracts. Investments in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids, discount rate, and the duration of the underlying securities. The following table presents the fair value of funds with investment contracts and the adjustment required to report at contract value:

	December 31, 2008	December 31, 2007
Fidelity Managed Income Portfolio II Class 3 at fair value	$475,254,127	$413,322,973
Adjustment from fair value to contract value for fully benefit responsive investment contracts	19,285,987	3,133,667

Fidelity Managed Income Portfolio II Class 3 at contract value	$494,540,114	$416,456,640

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the plan’s prohibition on competing investment options (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Such circumstances resulting in the payment of benefits at market value rather than contract value are not considered probable of occurring in the foreseeable future. A wrap provider may terminate a wrap contract at any time. If the termination is the result of the fund’s failure to meet the wrap contract terms and the market value of the portfolio’s assets is below contract value at the time of termination, the terminating wrap provider would not be required to make a payment to the portfolio.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

e. Investment Valuation and Income Recognition. The Plan’s interest in the Master Trust is stated at fair value, with the exception of Fidelity Managed Income Portfolio II Fund, which is stated at contract value. Effective January 1, 2008, the Plan and its Master Trust adopted Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), which primarily requires expanded disclosure for assets and liabilities recorded on the balance sheet at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

• Level 1 — unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date. Financial assets valued using Level 1 inputs include Exelon Corporation common stock. Exelon Corporation Common Stock is valued at the closing price reported by the New York Stock Exchange.

• Level 2 — inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data. Financial assets valued using Level 2 inputs include Collective Investment Trust Funds and Registered Investment Company Funds.

Collective Investment Trust Funds. Collective investment trust funds are maintained by investment companies and hold certain investments in accordance with a stated set of fund objectives. The fund administrator fair values the fund on a daily basis using the net asset value per fund share (the unit of account), derived from the quoted prices in active markets of the underlying securities. However, because the values of these commingled funds are not publicly quoted and not traded in an active market, they have been categorized in Level 2.

Registered Investment Companies. The fair value of investments in registered investment companies are based on net asset values per fund share (the unit of account), derived from the quoted prices in active markets of the underlying securities. The values of these funds are publicly quoted, however, these investments have been categorized in Level 2 to reflect that they trade through a broker and not in an active market.

• Level 3 — unobservable inputs, such as internally-developed pricing models for the asset due to little or no market activity for the asset. As of December 31, 2008, the Plan’s participant loans were categorized as Level 3 investments.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net depreciation in the fair value of its investments, which consists of the realized gain or loss on the sale of investments and the unrealized appreciation or depreciation in the fair value of investments.

Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

f. Recent Accounting Pronouncements. On October 10, 2008, the Financial Accounting Standards Board (“FASB”) issued FSP FAS No. 157-3, “Fair Value Measurements” (“FSP FAS 157-3”), which clarifies the

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

application of SFAS No. 157 in an inactive market and provides an example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of this standard did not impact the Plan’s financial statements.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”), which provides additional guidance for applying the provisions of SFAS No. 157. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants under current market conditions. This FSP requires an evaluation of whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. If there has, transactions or quoted prices may not be indicative of fair value and a significant adjustment may need to be made to those prices to estimate fair value. Additionally, an entity must consider whether the observed transaction was orderly (that is, not distressed or forced). If the transaction was orderly, the obtained price can be considered a relevant observable input for determining fair value. If the transaction is not orderly, other valuation techniques must be used when estimating fair value. FSP FAS 157-4 must be applied prospectively for interim periods ending after June 15, 2009. FSP FAS 157-4 is not expected to significantly impact valuation of the Plan’s assets.

3. Fair Value of Interest in Master Trust. The Plan established a Master Trust Agreement with the Trustee for the purpose of investing assets of the Plan and several other Company savings plans sponsored by Exelon Corporation. The Trustee maintains separate accounting for each plan under the Master Trust Agreement. The Master Trust includes investment options that are not offered in every participating plan. Interest and dividends along with net depreciation or appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s equitable share of the various investment funds and portfolios that comprise the Master Trust. At December 31, 2008 and 2007, the Plan’s interest in the investments of the Master Trust was approximately 97.9% and 98.0%, respectively.

As discussed in Note 2 – Summary of Significant Accounting Policies, effective January 1, 2008, the Plan and its Master Trust adopted SFAS No. 157, which provides a framework for measuring fair value. The following table presents assets measured and recorded at fair value on the Master Trust’s and Plan’s Statement of Net Assets Available for Benefits on a recurring basis and their level within the fair value hierarchy as of December 31, 2008:

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Balance as of December 31, 2008	Plan’s Percent Interest in Master Trust Investments
Master Trust Investments:
Exelon Corporation common stock	$393,998,073	$—	$—	$393,998,073	100.0%
Common / collective investment trust funds	—	1,089,654,735	—	1,089,654,735	98.0%
Registered investment companies	—	1,195,708,517	—	1,195,708,517	97.0%

Total Master Trust Investments	393,998,073	2,285,363,252	—	2,679,361,325	97.9%

Other net assets (liabilities)				(201,809)	100.0%

Total net assets of Master Trust	$393,998,073	$2,285,363,252	$—	$2,679,159,516	97.9%

Plan Investments:
Participant Loans	$—	$—	$75,721,977	$75,721,977

As of December 31, 2007, the Plan’s total interest in the Master Trust’s investments was 98.0%, including a 100% interest in the Master Trust’s investment in Exelon Common Stock, and 97.3% and 98.3% interest in the Master Trust’s investments in registered investment companies and common collective trust funds, respectively.

The table below summarizes the changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets Year Ended December 31, 2008 Participant Loans
Balance, beginning of year	$74,294,034
Total gains or losses, realized or unrealized	—
Purchases, sales, issuances and settlements (net)	1,427,943

Balance, end of year	$75,721,977

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Investment income (loss) of the Master Trust for the year ended December 31, 2008 included the following:

	2008	Plan’s Percent Interest in Master Trust
Exelon Corporation common stock dividends	$13,331,984	100.0%
Other interest and dividends	94,868,751	97.7%
Based on quoted market prices:
Depreciation in Exelon Corporation common stock	(177,631,828)	100.0%
Based on estimated fair value:
Depreciation in registered investment companies	(777,951,915)	97.3%
Depreciation in common / collective trust funds	(268,971,004)	98.9%

Total investment loss of the Master Trust	($1,116,354,012)	98.0%

The fair values of the Master Trust’s investments that represent 5% or more of the Master Trust’s net assets, at December 31, 2008 and 2007, are summarized as follows:

	December 31, 2008		December 31, 2007
Exelon Corporation Common Stock	$393,998,073		$466,375,439
UBS Diversified Fund – Class A	162,352,506		269,362,809
BGI Equity Index Fund Class T	263,376,908		450,216,772
Fidelity Managed Income Portfolio II Class 3	489,879,926		425,153,929
Fidelity Contrafund	250,885,839		421,069,885
Fidelity Growth Company Fund	218,963,927		385,861,617
Fidelity Low-Priced Stock Fund	109,235,471		198,411,031
PIMCO Total Return Fund – Institutional Class	168,472,384		124,619,418
Legg Mason Value Trust Institutional Class Fund	516	*	267,850,442

*- The Legg Mason Value Trust asset balance as of December 31, 2008 did not represent 5% or more of the Master Trust’s net assets; however it is included in this table because the balance was greater than 5% of the Master Trust’s net assets as of December 31, 2007.

4. Risks and Uncertainties. The Plan provides for various investment options in several investment securities and instruments, including common stock of Exelon Corporation. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. A futures contract is an agreement involving the delivery of a particular asset on a specified future date at an agreed upon price. Risks of entering into futures contracts include the possibility that there may be an illiquid market and that changes in the value of the contracts may not correlate with changes in the value of the underlying securities. A forward foreign exchange contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. Risks associated with such contracts include movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. An interest rate swap is an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount. Risks associated with interest rate swaps include a failure to effectively hedge against interest rate changes, and the ability of the counterparty to perform. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments.

Some fund managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common / collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.

The Plan’s investment options include the Fidelity Managed Income Portfolio II, which invests in wrap contracts (see Note 2d – Fully Benefit Responsive Investment contracts) with the objective of preserving capital and a competitive level of income over time. The fund’s ability to meet this goal would be impaired, if for any reason, it was unable to obtain or maintain wrap contracts covering all of its underlying assets. This could result from an inability to find a replacement wrap contract following termination of a wrap contract. The fund attempts to assess the credit quality of wrap issuers, however there is no guarantee as to the financial condition of a wrap issuer. The wrap issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. Wrap contracts are non-transferable and have no trading market. There are a limited number of wrap issuers. In the event that wrap contracts fail to perform as intended, it is possible that the fund might not be able to provide for benefit responsive withdrawals at contract value.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. Reconciliation of Financial Statements to Form 5500. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2008
Net Assets Available for Benefits per the financial statements	$2,719,466,128
Less: Adjustment from fair value to contract value for fully benefit responsive investment contracts	(19,285,387)

Net Assets Available for Benefits per the Form 5500	$2,700,180,741

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500:

For the Year Ended
December 31, 2008
Net decrease in Net Assets Available for Benefits per the Financial Statements	($1,088,160,784)
Add: Adjustment from fair value to contract value for fully benefit responsive investment contracts	(19,285,387)

Net decrease in Net Assets Available for Benefits per the Form 5500	($1,107,446,171)

The accompanying financial statements present fully benefit responsive investment contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value.

6. Income Tax Status. The Plan obtained its latest determination letter on June 1, 2004 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan design remains in compliance with the applicable requirements of the Code. Therefore, it is believed that the Plan was qualified and the related Master Trust was tax-exempt as of the financial statement date.

7. Plan Termination. The Plan may be amended, modified or terminated by the Corporation at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.

8. Related-Party Transactions. Investment options in the Plan include mutual funds managed by the Trustee or its affiliates. In addition, the Master Trust holds shares of Exelon Corporation common stock.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.

9. Plan Transfers. In 2008, there were total transfers to the Plan of $1,777,247 ($200,977 from the AmerGen Employee Savings Plan for TMI and Oyster Creek Bargaining Employees, and $1,576,270 from the AmerGen Employee Savings Plan for Clinton Bargaining Employees.)

10. Savings Plan Claim. On September 11, 2006, five individuals claiming to be participants in the Plan filed a putative class action lawsuit in the United States District Court for the Northern District of Illinois. The complaint names as defendants Exelon, its Director of Employee Benefit Plans and Programs, the Employee Savings Plan Investment Committee, the Compensation and the Risk Oversight Committees of Exelon’s Board of Directors and members of those committees. The complaint alleges that the defendants breached fiduciary duties under ERISA by, among other things, permitting fees and expenses to be incurred by the Savings Plan that allegedly were unreasonable and for purposes other than to benefit the Savings Plan and participants, and failing to disclose purported “revenue sharing” arrangements among the Savings Plan’s service providers. The plaintiffs seek declaratory, equitable and monetary relief on behalf of the Savings Plan and participants, including alleged investment losses. On February 21, 2007, the district court granted the defendants’ motion to strike the plaintiffs’ claim for investment losses. On June 27, 2007, the district court granted the plaintiffs’ motion for class certification. On June 28, 2007, the district court granted the defendants’ motion to stay proceedings in this action pending the outcome of the pending appeal in another case not involving Exelon in which substantially similar claims were dismissed with prejudice by the U.S. District Court for the Western District of Wisconsin. On February 12, 2009, the Seventh Circuit Court of Appeals affirmed the dismissal of the compliant in that case. On March 9, 2009, the plaintiffs in that case filed a petition for rehearing before the whole court, which is currently pending before the Seventh Circuit Court of Appeals.

11. Subsequent Events. Effective April 1, 2009, the Plan’s assets were transferred from Fidelity Management Trust Company (“Fidelity”) to Northern Trust Company as trustee, and the Plan’s recordkeeper was changed from Fidelity to Hewitt Associates, LLC (“Hewitt”). The period from April 1 through April 5, 2009 was a blackout period for the Plan. Effective April 6, 2009, participants were once again able to engage in Plan transactions with Hewitt as the new recordkeeper and administrator.

Employees hired on or after April 6, 2009 who do not make a participation election within 90 days after their date of hire will automatically be enrolled in the Plan as soon as administratively possible after their 90th day of employment with a pre-tax deferral of 3% and 1% increase each March 1st until the total maximum pre-tax deferral of 5% is reached. Contributions to the Plan will be automatically invested in the Vanguard Target Retirement Fund that corresponds to the participant’s anticipated retirement date (based on the participant’s birth date.) A participant who elects to stop participation within 90 days after automatic deductions are first taken from pay may withdraw the contributions adjusted for any investment gains or losses. Such a withdrawal would be subject to federal income tax but not to any early withdrawal penalty. Additionally, the participant will not receive any employer matching contributions.

Also effective April 6, 2009, non-represented employees and employees represented by IBEW Local 15 will be allowed up to three participant loans outstanding at any time, which may include one home loan and up to two general purpose loans. Employees with three or more loans will be grandfathered with respect to existing loans, but will be limited to one home loan and up to two general purpose loans after the existing loans are repaid.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

Schedule H, Part IV, Item 4i of Form 5500

Employer Identification Number 23-2990190, Plan Number 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	(e) Current Value
	Interest in net assets of Master Trust, at fair value		$2,622,746,262
	Participant loans	Interest rates: 4.25% - 10.50%	75,721,977

	Total investments		$2,698,468,239

Column (d), cost, has been omitted as investments are participant directed.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2008:

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Exelon Corporation Employee Savings Plan

Date: June 17, 2009

/s/ William Bergman
William Bergman Plan Administrator